As filed with the Securities and Exchange Commission on July 9, 1998
                                                          REGISTRATION  NO. 33-
===============================================================================

                    SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                -------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                -------------
                          FAMILY BARGAIN CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                -------------
                                   DELAWARE
        (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                 5651                                  [50-0299573]
     (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYEE
     CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NUMBER)
                               4000 RUFFIN ROAD
                          SAN DIEGO, CALIFORNIA 92123
                                (619) 627-1800
                       (ADDRESS, INCLUDING ZIP CODE AND
   TELEPHONE NUMBER, INCLUDING AREA CODE OF REGISTRANT'S EXECUTIVE OFFICES)

                                MICHAEL SEARLES
                          FAMILY BARGAIN CORPORATION
                               4000 RUFFIN ROAD
                          SAN DIEGO, CALIFORNIA 92123
                                (619) 627-1800
                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND
          TELEPHONE NUMBER, INCLUDING AREA CODE OF AGENT FOR SERVICE)
                                -------------
                                  COPIES TO:
                              DAVID W. BERNSTEIN
                              ROGERS & WELLS LLP
                               200 PARK AVENUE
                           NEW YORK, NEW YORK  10166

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon practicable after the effective date of this Registration Statement
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                         <square>
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof pursuant to Item 11(a)(1)
of this form, check the following box.                                 <square>
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                          <square>
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                 <square>
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                 <square>
   If  delivery of the prospectus is expected to be made pursuant to Rule  434,
check the following box.                                               <square>
                                   CALCULATION OF REGISTRATION FEE

    Title of Each Class of                             Proposed Maximum Offering     Proposed Maximum        Amount of Registration
  Securities to be Registered  Amount to be Registered    Price Per Share (a)    Aggregate Offering Price(a)         Fee
Common Stock, par value $.0375        800,000 shs            $13.00                  $10,400,000                    $4,310
Common Stock, par value $.01       3,000,000 shs (b)        $3.467(b)                    (b)                          (b)
Rights(c)                             800,000 rts              --                        --                           --

[FN]
(a) Estimated solely for the purpose of calculating the registration fee.
(b) Under some circumstances, Rights will entitle holders to purchase 3,000,000 shares for $3.467 per share instead of entitling them to purchase 800,000 shares for $13 per share. This will not affect the Maximum Aggregate offering Price or the Registration Fee.
(c) Rights, entitling holders to purchase Common Stock, are being issued without consideration.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                               CROSS REFERENCE SHEET

ITEM NUMBER AND CAPTION IN FORM S-2             LOCATION OR HEADING IN PROSPECTUS
 ----------------------------------             ---------------------------------
1.   Forepart of the Registration Statement
       and Outside Front Cover Page
       of Prospectus ........................   Outside Front Cover Page
2.   Inside Front and Outside Back Cover        Inside Front Cover Page; Outside Back Cover
       Pages of Prospectus ..................     Page
3.   Summary Information, Risk Factors
       and Ratio of Earnings to Fixed           Outside Front Cover Page; Prospectus
       Changes ..............................     Summary; Risk Factors
4.   Use of Proceeds.........................   Use of Proceeds
5.   Determination of Offering Price ........   Outside Front Cover Page; Underwriting
6.   Dilution ...............................   Not Applicable
7.   Selling Security Holders ...............   Not Applicable
8.   Plan of Distribution ...................   Outside Front Cover Page
9.   Description of Securities to be
       Registered ...........................   Inside Front Cover Page
10.  Interests of Named Experts and
       Counsel ..............................   Not Applicable
11.  Information with Respect to the            Inside Front Cover Page; Prospectus Summary;
        Registrant ..........................     The Company; Selected Consolidated
                                                  Historical and Pro Forma Financial Data;
                                                  Management's Discussion and Analysis of
                                                  Financial Condition and Results of Operation;
                                                  Business; Operations; Management
12. Incorporation of Certain Information By
      Reference .............................   Incorporation of Certain Information by
                                                  Reference
13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities ...........................   Not Applicable

                  Subject to completion, dated July 9, 1998

PROSPECTUS
----------


                                800,000 SHARES

                          FAMILY BARGAIN CORPORATION

                        Common Stock, par value $.0375

     We are offering to sell a total of 800,000 shares of our Common Stock, after completion of a recapitalization, to holders of transferable rights ("Rights") which we distributed to our stockholders. Each Right entitles the holder to purchase one share of post-Recapitalization Common Stock for $13.00. If our stockholders do not approve a merger that will result in the recapitalization, each Right will entitle the holder to purchase 3.75 shares of pre-recapitalization Common Stock for $3.467 per share (a total of $13 per Right). See "The Restructuring of Our Capitalization" on page 17. Holders who exercise Rights will have the privilege to oversubscribe to purchase Common Stock that is offered to holders of Rights, but not purchased because Rights are not exercised. THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON
           , 1998, UNLESS WE EXTEND THE EXPIRATION TIME.

     Our Common Stock is traded on the Nasdaq Small-Cap Market under the symbol "FBAR". The last reported price at which our Common Stock was sold on June 30, 1998 was $2.875. We have applied to have the Rights quoted on the Nasdaq Small-Cap Market under the symbol "_____."

     SEE "RISK FACTORS" FOR A DISCUSSION OF SOME IMPORTANT FACTORS TO BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    PRICE TO             UNDERWRITING                       PROCEEDS TO THE
                                     PUBLIC              COMMISSIONS                          COMPANY (1)
Per Share. . . . . . . . . . . . . $13.00(2)           Not applicable                        $13.00(2)
Total. . . . . . . . . . . . . . . $10,400,000         Not applicable                       $10,400,000

[FN]
(1)  Before deducting our expenses, estimated at approximately $300,000.
(2) If our stockholders do not approve a merger which will result in a recapitalization, the per share price will be $3.467.


              The date of this Prospectus is             , 1998.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may any offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                INCORPORATION OF DOCUMENTS BY REFERENCE


     The  following  documents,  which  we  have  previously   filed  with  the
Securities  and  Exchange Commission, are incorporated by reference  into  this
Prospectus:

     1. Our annual report on Form 10-K for the fiscal year ended January 31, 1998 and an amendment on Form 10-K/A (copies of which accompany this Prospectus).

     2. Our quarterly report on Form 10-Q for the fiscal quarter ended May 2, 1998 (a copy of which accompanies this Prospectus).

     In addition, each report or other document we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this Prospectus and termination of the offering will be incorporated into this Prospectus and will be a part of it beginning on the date we file it with the Securities and Exchange Commission. If anything in a subsequently filed document which becomes a part of this Prospectus is different from anything in this Prospectus, this Prospectus will be deemed to be modified by that subsequently filed document.

     We will provide, without charge, to any person to whom this Prospectus is delivered, at the written request of that person, a copy of any or all of the documents incorporated by reference into this Prospectus (but not exhibits to those documents). Requests should be directed to: Michael Searles, Chief Executive Officer and President, Family Bargain Corporation, 4000 Ruffin Road, San Diego, California 92123; Telephone (619) 627-1800; Facsimile (619) 637-4180.

     If, before the offering to which this Prospectus relates terminates, we file a Form 10-Q for a period ending after May 2, 1998, we will include a copy of that Form 10-Q with each copy of this Prospectus which we deliver after we file the Form 10-Q.

                                SUMMARY

     THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. A PROSPECTIVE PURCHASER OF COMMON STOCK SHOULD READ THE ENTIRE PROSPECTUS BEFORE REACHING AN INVESTMENT DECISION.


                              THE COMPANY

Business. . . . . . . . .  We   operate   chains   of   124   Family    Bargain
                           Center and 38 Factory 2-U off-price retail apparel and housewares stores in Arizona, California, New
                           Mexico, Nevada, Oregon, Texas and Washington.

Recapitalization. . . . .  We are offering shares to holders  of Rights as part of a restructuring of our capitalization. When this restructuring of our capitalization is completed,
                           (1) we will have restructured much of our debt and redeemed part of it, (2) we will have sold Common Stock to holders of Rights for slightly more than $10 million and either (3) we will have undergone a recapitalization by which, among other things, all of our Series A Preferred Stock and Series B Preferred Stock will have been converted into Common Stock or (4) at least a substantial portion of our Common Stock and Series B Preferred Stock, and possibly some of our Series A Preferred stock, will have been exchanged for common stock of our subsidiary, General Textiles, Inc., and instead of owning all of General Textiles (which operates our two store chains), our only significant assets will be a minority shareholding in General Textiles and a note from General Textiles. See "Recapitalization."

                           The recapitalization will be carried out by a merger of General Textiles, Inc. into ourselves. As a result of that merger, each share of Common Stock will be converted into .30133 shares of post-recapitalization Common Stock, each share of Series A Preferred Stock will be converted into one share of post-recapitalization Common Stock and each share of Series B Preferred Stock will be converted into
                           173.33 shares of post-recapitalization Common Stock. The merger must be approved by holders of a majority of our outstanding Common Stock and Series B Preferred Stock, voting as a single class, and by the holders of a majority of our outstanding Series A Preferred Stock, voting separately.

                           Three funds ("Three Cities Investors") advised by Three Cities Research, Inc. ("Three Cities"), which hold 15.5% of our Common Stock and 63.4% of our Series B Preferred Stock, have committed to vote in favor of the merger. This will assure that the merger will be approved by the holders of our Common Stock and Series B Preferred Stock. However, there is no similar assurance that the merger will be approved by holders of a majority of our Series A Preferred Stock. If the merger is not approved by holders of a majority of the Series A Preferred Stock, General Textiles will offer to issue its common stock in exchange for any or all of our stock in essentially the same ratios as those in the proposed merger. In response to that exchange offer, the three Three Cities Investors will exchange all their Common Stock and Series B Preferred Stock for General Textiles common stock. That will reduce our ownership of General Textiles to 64% or less of its common stock, even if none of our stockholders other than the three Three Cities Investors exchange our stock for General Textiles common stock. We will then exchange General Textiles stock that we own for our stock which General Textiles acquires through the exchange offer. This will reduce our ownership of General Textiles to 48% or less.

                             THE OFFERING

Offering of Common
Stock . . . . . . . . . .  We  are  offering  800,000  shares   of   our  post-
                           recapitalization Common Stock (or 3,000,000 shares of our pre-recapitalization Common Stock) to people who exercise Rights, including the oversubscription privilege in the Rights.

The Rights. . . . . . . .  We  issued  the  Rights  to our stockholders.   Each
                           Right entitles the holder  to  purchase one share of
                           post-recapitalization  Common  Stock   for   $13.00.
                           Rights are evidenced by Rights Certificates and are transferable.

                           If our stockholders do not approve merger of General Textiles, Inc. into us, each Right will entitle the holder to purchase 3.75 shares of pre-recapitalization Common Stock for $3.467 per share (a total of $13 per Right).

Expiration of Rights. . .  The  Rights  will expire at 5:00 P.M., New York City time, on _____________, 1998, unless we extend the period during which Rights may be exercised.

Oversubscription
Privilege . . . . . . . .  A holder who exercises all  the Rights  evidenced by a Rights Certificate will have the privilege to oversubscribe for Common Stock which is offered to holders of Rights but is not purchased through exercise of Rights. There is no limit to the number of shares as to which a holder may exercise the oversubscription privilege. If the total number of shares as to which holders exercise the oversubscription privilege exceeds the total number of shares which are not otherwise purchased through exercise of Rights, the shares which are available
                           will   be   issued   to  people  who  exercise   the
                           oversubscription privilege in proportion to the respective numbers of shares as to which they exercise the oversubscription privilege. Three of the Three Cities Investors have committed to exercise all the Rights issued to them (which will result in their purchasing 305,490 shares of post-recapitalization Common Stock (or 1,145,587 shares of pre-recapitalization Common Stock) and to exercise the oversubscription privilege as to all 494,510 shares of post-recapitalization Common Stock (or 1,854,413 shares of pre-recapitalization Common Stock) which are subject to Rights issued to people other than the three Three Cities Investors. Therefore, the entire 800,000 post-recapitalization, or 3,000,000 pre-recapitalization, shares being offered to holders of Rights will be sold, even if no one other than the three Three Cities Investors exercises Rights.

                                                               Not Giving Effect     Giving Effect
                                                               to the                to the
                                                               RECAPITALIZATION      RECAPITALIZATION
                                                               -----------------     ----------------
Common Stock Outstanding.........Before the Offering           5,004,122             11,275,381
                                 After the Offering            N/A                   12,075,381
                                 After the Offering,
                                   if the recapitalization
                                   does not take place         8,004,122             N/A

Use of Proceeds.................. $3,250,000  to  redeem Subordinated Notes due
                                  2003. The amount not used for these purposes will be added to our working capital.

Nasdaq Small-Cap Market Symbols.. Common Stock Rights        FBAR


                             RISK FACTORS

     See "Risk Factors" for a discussion of some important factors to be considered by prospective investors. Those factors include:

     a) We have had net losses for most years in our history, and for the first fiscal quarter of the current year.

     b)    We had significant write-offs during the year ended January 31, 1997

     c)    We cannot be sure an active market for the Rights will develop.

     d) The exercise price of the Rights is higher than the highest price at which our Common Stock has traded for almost four years, even taking account of the fact that the recapitalization could be viewed as effecting a 1-for-3.75 reverse split of our Common Stock.

     e) If holders of a majority of our Series A Preferred Stock do not approve the merger which will result in the recapitalization, that merger (and, therefore, the recapitalization) will not take place. If the merger does not take place, our subsidiary, General Textiles, Inc. will make an exchange offer, and General Textiles and we will take other steps, which will reduce our holding of General Textiles to 48% or less.

     f) We compete with large retail discount chains which could, if they wanted to do so, target merchandise at our typical customers.

     g)    Our business is seasonal.   This  makes it particularly difficult to
           predict our full year results on the basis of interim results during our first and second fiscal quarters.

     h) We have a Shareholder Rights Plan and there are other factors about us (including the fact that Three Cities Investors own a majority in voting power of our stock) which could deter or substantially delay possible takeover attempts, even if they were favored by a majority of our stockholders.

                     SUMMARY FINANCIAL INFORMATION

      The following is a summary of financial information about us. It should be read in conjunction with the financial statements and notes included in our amended annual report on Form 10-K/A and quarterly report on Form 10-Q, which accompany this Prospectus. The financial information as of and for the year ended January 31, 1998 has been derived from financial statements audited by Arthur Andersen LLP, and the financial information as of and for the years ended February 1, 1997, and January 27, 1996 has been derived from the financial statements audited by KPMG Peat Marwick LLP, independent auditors. The financial information at and for the fiscal quarters ended May 2, 1998 and May 3, 1997 has not been audited. However, we believe it contains all adjustments (which are only normal recurring accruals) which are necessary so that it presents fairly our financial conditions and results of operations. Those interim results do not necessarily indicate what our full year results will be. See "Risk Factors-Seasonality."

                                          13 WEEKS ENDED                           FISCAL YEAR ENDED
                                     ---------------------------        --------------------------------------------------
                                      MAY 2,            MAY 3,          JANUARY 31,        February 1,         January 27,
                                       1998              1997               1998             1997{1}               1996
                                       ----              ----               ----             ----                  ----
                                               (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA
Net sales                                 $66,495          $60,436           $ 300,592         $ 252,165            $ 179,820
Operating income (loss)                    (1,437)              (8)              5,097           (27,939)               5,153
Income (loss) from continuing              (2,790)          (1,361)              (129)           (36,564)               1,478
  operations
Net income (loss) before                   (2,790)          (1,360)              (129)           (37,390)                 978
  extraordinary item
Net income (loss)                          (5,540)          (1,361)              (129)           (37,390)                 978
Dividends on Series A preferred              (864)            (864)            (3,456)            (3,509)             (3,040)
  stock
Dividends on Series B preferred              (703)                -            (2,661)                  -                   -
  stock
Net loss applicable to common              (7,107)          (2,224)            (6,246)           (40,899)             (2,062)
  stock
Weighted average common shares               4,931            4,818              4,901              4,507               4,006
  outstanding (basic and
  diluted)
Net loss per common share from               (.88)            (.46)             (1.27)             (8.89)              (0.39)
  continuing operations before
  extraordinary item
Net loss per common share before             (.88)            (.46)             (1.27)             (9.07)              (0.51)
  extraordinary item
Net loss per common share{2}                (1.44)            (.46)             (1.27)             (9.07)              (0.51)
Diluted net loss per                        (1.44)            (.46)             (1.27)             (9.07)              (0.51)
  common share{2}
BALANCE SHEET DATA
Working capital (deficit)                    8,515           12,250            (2,749)                248               4,314
Total assets                                92,787           94,603             84,817             80,669              87,152
Long-term debt and revolving                47,247           41,884             29,076             37,894              30,120
  credit notes, including current
  portion
Stockholders' equity                        11,603           18,585             17,218             11,208              27,717

                                          13 WEEKS ENDED                           FISCAL YEAR ENDED
                                     ---------------------------        --------------------------------------------------
                                      MAY 2,            MAY 3,          JANUARY 31,        February 1,         January 27,
                                       1998              1997               1998             1997{1}               1996
                                       ----              ----               ----             ----                  ----
                                               (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
OPERATING DATA
Number of stores                               158              135                166                150                 131
Total selling square footage             1,722,000        1,659,000          1,788,000          1,567,000           1,367,000
Sales per square foot                           39               37                180                172                 161
Comparable store sales growth                 3.3%             2.8%               3.4%               5.3%                2.8%

[FN]
{1}     53 weeks.

{2}     In December 1997, adopted Statement of Financial Accounting  Standards
        (SFAS) No. 128, "Earnings Per Share." The statement specifies the computation, presentation and disclosure requirements for earnings per share (EPS) and diluted earnings per share (DEPS). The statement requires retroactive adoption for all prior periods presented.

        Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and
        (c) revising the contingent share provisions and the supplemental EPS data requirements.

        The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

                             THE OFFERING

     We are offering 800,000 shares of our post-recapitalization Common Stock (or, if our stockholders do not approve a merger which will result in the recapitalization, 3,000,000 shares of our pre-recapitalization Common Stock) to holders of Rights which we distributed to our stockholders. Our stockholders received one Right for each 41.16 shares of Common Stock, one Right for each
16.07 shares of Series A Preferred Stock and 12.7823 Rights for each share of Series B Preferred Stock, except that fractional Rights were not issued. The
Rights  are  evidenced  by  Rights  Certificates,  which  were  mailed  to  our
stockholders of  record  on        ,  1998  (except  as  discussed  under  "The
Offering-Foreign Restrictions and Restrictions in Certain States").

     A HOLDER OF RIGHTS MAY PURCHASE ONE SHARE OF POST-RECAPITALIZATION COMMON STOCK FOR EACH RIGHT AT A SUBSCRIPTION PRICE OF $13.00 PER SHARE. If our stockholders do not approve the merger which will result in a recapitalization of our stock, a holder of Rights may purchase 3.75 shares of pre-recapitalization Common Stock for each Right at a subscription price of $3.476 per share (a total of $13 per Right). The Rights are transferable and may be
exercised at any time before 5:00 P.M., New York City time, on                ,
1998, or on a later date if we extend the offer (the "Expiration Time"). At the Expiration Time, all unexercised Rights will terminate and all Rights Certificates will become void.

OVERSUBSCRIPTION PRIVILEGE

     Any holder of Rights who exercises all the Rights evidenced by a Rights Certificate will have the privilege to subscribe for additional shares which are offered to holders of Rights but are not purchased through exercise of Rights. There is no limit to the number of shares as to which a holder may oversubscribe. If there are not sufficient shares to fill all oversubscriptions, the shares which are available will be allocated among people who elect to oversubscribe in proportion to the respective numbers of shares for which they elect to oversubscribe. To exercise the oversubscription privilege, a person must complete the appropriate block on the Rights
Certificate. People who exercise the oversubscription privilege will be notified by mail (or, if they have provided facsimile numbers, by facsimile) of the numbers of shares of Common Stock they have purchased through exercise of the oversubscription privilege. Payments for those shares must be made within 10 days after the notice is mailed. If payment with regard to an oversubscription is not received by the Subscription Agent by 5:00 P.M. New York City time on the last day of that 10 day period, the oversubscription will be canceled. Three funds ("Three Cities Investors") advised by Three Cities Research, Inc. ("Three Cities") have agreed to purchase all shares which are the subject of oversubscriptions which are canceled because payment is not made within the 10 day period.

HOW TO EXERCISE RIGHTS

     To exercise Rights, a person must mail or deliver to the Subscription Agent a properly executed Rights Certificate, together with payment in full of the exercise price of $13.00 per post-recapitalization share (or $13 per 3.75 pre-recapitalization shares) as to which Rights are exercised. Except as described under "The Offering-Late Delivery of Rights," Rights Certificates must arrive on or before the Expiration Date and we will not honor any subscriptions received after the Expiration Date. A holder must pay the exercise price in United States dollars in cash, by certified or bank cashier's check, or by wire transfer of good funds, payable to the order of the Subscription Agent. Once a holder has exercised a Right, the exercise is irrevocable. We will deliver certificates representing the shares purchased upon exercise of Rights as soon as practicable after the Expiration Date.

     The Subscription Agent is                   . The address  to which Rights
Certificates and payments should be mailed or delivered is:

            IF BY MAIL:                                          IF BY HAND:



 The Subscription Agent's telephone number is:  (212)         ,  Attention:             .

     You should read the instructions in the Rights Certificate and follow them carefully. Do not send Rights Certificates or payment to the Company. Except as described under "The Offering-Late Delivery of Rights," no exercise of Rights will be accepted until the Subscription Agent has received a duly executed Rights Certificate and payment of the exercise price. You, not the Company or the Subscription Agent, will bear the risk of delivery of Rights Certificates and payments to the Subscription Agent. We recommend that, if you use the mail to exercise Rights, you use insured, registered mail. You should direct any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this Prospectus to the Subscription Agent.

     We will resolve all questions as to the validity, form, eligibility and acceptance of any exercise of Rights, and our determination will be final. We may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject any exercise of a Right which we determine to have been made improperly.

LATE DELIVERY OF RIGHTS

     If on or before the Expiration Date, the Subscription Agent receives the full exercise price of Rights together with a letter or telegraphic guaranty from a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program that the Rights Certificate evidencing the Rights will be delivered to the Subscription Agent within three New York Stock Exchange trading days after the Expiration Date, the exercise of Rights will be accepted, subject to receipt of the properly executed Rights Certificate within the three New York Stock Exchange trading days.

PURCHASE AND SALE OF RIGHTS

     The Rights are transferable and are expected to be traded on the Nasdaq Small-Cap Market and in the over-the-counter market. If you want to sell Rights, either you may sell them directly or you may deliver the Rights to the Subscription Agent, who will sell them on your behalf at prevailing market prices. Rights may be transferred at the office of the Subscription Agent. Prior to this Offering, there has been no public market for the Rights.

FOREIGN RESTRICTIONS AND RESTRICTIONS IN CERTAIN STATES

     Rights Certificates were not mailed to our stockholders whose record addresses are outside the continental United States or Canada, or are APO or FPO addresses. The Subscription Agent is holding the Rights to which those Rights Certificates relate for those stockholders' accounts until the Subscription Agent receives instructions to sell or transfer the Rights. Unless the Subscription Agent receives instructions from holders by 12:00 Noon
New  York  City  time  on              , 1998, the Subscription Agent will sell
those stockholders' Rights, together with the Rights of stockholders whose addresses are not known by the Subscription Agent, and remit the net proceeds to the stockholders (or hold them for stockholders whose addresses are not known).

     The Subscription Agent will also retain the Rights Certificates which otherwise would have been mailed to our stockholders who have addresses of
record in the states of              ,               ,  or                 , in
which the Offering is not permitted to be made, and will hold the Rights to which those Rights Certificates relate for the accounts of those stockholders until the Subscription Agent receives instructions to sell or transfer the Rights. If the Subscription Agent does not receive instructions from a
stockholder  by  12:00  Noon  New  York  City time on             ,  1998,  the
Subscription Agent will sell that stockholder's Rights and will remit the net proceeds to the stockholder. If we are subsequently permitted to make the Offering in any of those states, the Subscription Agent will promptly mail the Rights Certificates to stockholders with addresses in the states in which the Offering becomes permissible. The Company will not accept exercises of Rights by people with addresses in any state in which the Offering is not permitted, and if any of those people presents Rights Certificates for exercise, the Subscription Agent will retain the Rights Certificates and apply to the procedures set forth above to the Rights they represent.

EXERCISE PROCEEDS

     The Subscription Agent will retain all funds it receives from the exercise of Rights until the Expiration Time. If the Offering is cancelled or terminated for any reason, the Subscription Agent will return to each person who exercised Rights all funds it is holding for that person's account. No interest will be paid on funds returned due to cancellation of the Offering. Funds the Subscription Agent receives from exercises of the oversubscription privilege will be paid to the Company as they are received.

TAX CONSEQUENCES

     Rogers & Wells LLP has advised the Company that under the Internal Revenue Code of 1986, as amended, and the Regulations under it, as currently in effect, and applicable court decisions, the Federal income tax consequences to holders of our stock with respect to the Offering will be as follows:

           1. NEITHER THE DISTRIBUTION OF RIGHTS TO OUR STOCKHOLDERS NOR THE EXERCISE OF RIGHTS BY THEM WILL BE TAXABLE TO OUR STOCKHOLDERS.

           2. The basis of a Right will be (a) to a holder of our stock to whom the Right is issued, a portion of the stockholder's basis in the shares with regard to which the Right was issued determined by allocating that basis between the shares and the Rights on the basis of their respective market values immediately after the Rights are issued (except that, if the market value of the Rights immediately after they are issued is less than 15% of the market value of the shares with respect to which they are issued, none of the basis in the shares will be allocated to the Rights and the basis in the Rights will be zero), and (b) to anyone who purchases a Right in the market, the purchase price of the Right.

           3. The holding period of a Right received by a holder of our stock will include the period the stockholder held the stock with respect to which the Right was issued. The holding period of a Right purchased in the market will begin on the date of the purchase.

           4. Any gain or loss on sale of a Right will be treated as a capital gain or loss if the Right is a capital asset in the hands of the seller. A Right issued with regard to our stock will be a capital asset in the hands of the person to whom it is issued if our stock is a capital asset in the hands of that person. If a Right is allowed to expire, there will be a loss equal to the basis of the Right in the hands of the holder who allowed it to expire.

           5. If a Right is exercised, the basis of the Common Stock issued to the holder who exercises the Right will include the holder's basis in the Right and the amount paid upon exercise of the Right.

           6. If a Right is exercised, the holding period of the Common Stock acquired by exercising the Right will begin on the day the Right is exercised.

           What is said above is only a summary of the applicable Federal income tax law. It does not discuss any state or local tax consequences or any consequences under the law of any jurisdiction outside the United States. It also does not discuss special tax considerations which may apply to particular taxpayers. People who receive Rights or are considering exercising, acquiring or selling Rights should consult their own tax advisors concerning the tax consequences of doing so.

                             RISK FACTORS

     THERE ARE A NUMBER OF FACTORS  ABOUT  THE COMPANY OF WHICH A PERSON WHO IS
CONSIDERING EXERCISING RIGHTS SHOULD BE PARTICULARLY  AWARE.   THEY INCLUDE THE
FOLLOWING:

SIGNIFICANT NET LOSSES

     We have incurred net losses most years since we were formed in 1994, and General Textiles, our principal operating subsidiary, has incurred significant losses, since its inception in 1987. Those losses led General Textiles to commence a proceeding under Chapter 11 of the Bankruptcy Code in 1992. We had net losses of $40.9 million, $6.2 million and $7.1 million, after payment of preferred stock dividends, in fiscal 1996 and 1997 and the thirteen weeks ended May 2, 1998. There is no assurance that we will have profits in any future periods.

SIGNIFICANT WRITE-OFFS DURING YEAR ENDED FEBRUARY 1, 1997

     During the year ended February 1, 1997 (our fiscal 1996), we had significant write-offs and unusual charges. The largest of these was a $9.2 million charge relating to termination of employment of our former senior management and principal stockholders and benefits they received as a result of, or in connection with, that termination of employment. Another $8.4 million was a write-off of goodwill which had arisen when we acquired Factory 2-U, Inc., because we determined that goodwill was impaired. An additional $4.8 million of charges related to inventory shrinkage, both because of missing inventory and because of obsolescence and other factors which reduced the value of the inventory on hand. Also, there were charges of $2.8 million to increase the liability for future payment of notes issued under General Textiles' 1993 Plan of Reorganization (reflecting a reduction in what we believed to be the appropriate discount rate to use in determining the current value of future payments), $1.9 million to write-off capitalized costs of a public offering which did not take place, $1.5 million as an allowance for store closings and $.5 million to write-off of capitalized store pre-opening costs.

MARKET FOR THE RIGHTS

     We expect that the Rights will be traded on the Nasdaq Small-Cap Market. We cannot be sure an active market for Rights will develop.

EXERCISE PRICE OF THE RIGHTS EXCEEDS RECENT MARKET PRICE OF COMMON STOCK

     The exercise price of the Rights was determined by our Board of Directors based primarily upon its view of the value of our Common Stock. That price is higher than the highest price at which our Common Stock has traded for almost four years, even taking account of the fact that the recapitalization could be viewed as effecting a 1-for-3.75 reverse split of our Common Stock. On June 1, 1998, which was the day before we announced the proposed merger with General Textiles and resulting recapitalization, as well as the offering made by this Prospectus, the last reported sale price of our Common Stock was $3.092 and
3.75 times that price would be $11.595. The last reported sale price of our Common Stock on June 30, 1998 was $2.875, and 3.75 times that price would be $10.781. Three of the seven members of our Board of Directors are (and were when the exercise price of the Rights was determined) designees of Three Cities, which advises investors ("Three Cities Investors") which own 18% of our Common Stock and 88% of our Series B Preferred Stock. Three of these Three Cities Investors, which own 15.5% of our Common Stock and 63.4% of our Series B Preferred Stock, have committed to exercise all the Rights they will receive as stockholders and to oversubscribe so they will acquire all the shares offered to other holders of Rights, to the extent those shares are not purchased through exercise of Rights or exercise by persons in addition to the three

Three Cities Investors of the oversubscription privilege included in Rights. While this indicates that Three Cities believes the exercise price of the Rights represents at least a fair price to pay for our Common Stock, it is nonetheless possible that the trading price of our Common Stock will continue to be less than the exercise price of the Rights. If that is the case, it would be less expensive for someone who wanted to acquire our Common Stock (or increase the person's holding of our Common Stock) to buy our Common Stock in the market than to obtain it by exercising Rights.

POSSIBILITY THAT THE GENERAL TEXTILES MERGER WILL NOT TAKE PLACE

     Our merger with General Textiles must be approved both by holders of a majority of our Common Stock and Series B Preferred Stock, voting together as a single class, and by holders of a majority of our Series A Preferred Stock, voting as a separate class. Because three Three Cities Investors have committed to vote in favor of the merger, approval by the holders of our Common Stock and Series B Preferred Stock is assured. However, approval by the holders of our Series A Preferred Stock is not assured, and if holders of a majority of the outstanding Series A Preferred Stock do not vote in favor of the merger, the merger will not take place. In addition to owning all General Textiles' outstanding stock, we own a General Textiles' Subordinated Note due 2003 with a current principal balance of $11.3 million. If we merge with General Textiles, the Subordinated Note we own will, in effect, be eliminated. If that merger does not take place, the General Textiles stock and Subordinated Note we own will continue to be outstanding. See "Capitalization." However, General Textiles will offer to exchange its common stock for any or all of our outstanding stock and the three Three Cities Investors have said they will exchange all their Common Stock and Series B Preferred Stock for General Textiles common stock. The exchange by the three Three Cities Investors alone will reduce our ownership of General Textiles to 64% or less of its outstanding common stock. The percentage of the General Textiles common stock we own will be even less than that to the extent stockholders in addition to the three Three Cities Investors exchange our stock for General Textiles common stock, or to the extent the three Three Cities Investors increase their holdings of our Common Stock through exercise of the over-subscription privilege. Also, if our merger with General Textiles does not take place, and therefore General Textiles makes an exchange offer for our stock, we will exchange some of our General Textiles stock for our stock which General Textiles acquires through the exchange offer. That will reduce our holding of General Textiles common stock to 48% or less.

COMPETITION

     Our stores compete with large discount retail chains (such as Wal-Mart, K-Mart, Mervyn's and Target) and regional off-price chains (such as MacFrugal's), many of which are better known and have substantially greater resources than our two chains. While our off-price marketing strategy differs from the strategy of many of our competitors, many of our competitors could, if they wanted to do so, compete directly with us in offering merchandise targeted at the typical Family Bargain Center and Factory 2-U customers. See "Business-Operations-Competition."

SEASONALITY

     Our business is seasonal in nature, with its highest levels of sales in the "Back-to-School" (August and September) and Christmas (November and December) seasons. Because of this, our working capital requirements fluctuate during the year and are highest between mid-summer and the beginning of the Christmas season. The seasonality of our business makes it particularly difficult to predict our full year results on the basis of interim results during our first and second fiscal quarters.

POTENTIAL ANTI-TAKEOVER EFFECTS OF RIGHTS PLAN AND CLASSIFIED BOARD OF DIRECTORS; POSSIBLE ISSUANCES OF PREFERRED STOCK

     We have a Shareholder Rights Plan which could substantially dilute the holdings of anyone who acquires 15% or more of our Common Stock without approval of our Board of Directors. This may deter or substantially delay mergers, tender offers or other possible takeover attempts, even if they are favored by a majority of our stockholders. See "Description of Capital Stock-Shareholder Rights Plan." Also, our Board of Directors is "classified," with only one-third of the directors coming up for election each year. The existence of a classified board may deter or delay mergers, tender offers or other possible takeover attempts favored by holders of a majority of our stock. Finally, Three Cities Investors own a majority in voting power of our stock, and therefore it would be difficult or impossible for anyone to acquire the Company if the Three Cities Investors (or most of them) did not favor the acquisition. Anything which makes an acquisition of us more difficult could reduce the price investors will be willing to pay for our Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

           After completion of the Offering, the shares issued to holders of Rights will be freely tradeable without restriction under the Securities Act of 1933, except for shares acquired by "affiliates," as that term is defined in Rule 144 under the Securities Act. Under Rule 144, each affiliate will be permitted to sell in ordinary brokerage transactions in any three month period a number of shares of Common Stock equal to the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four weeks preceding notice to the Securities and Exchange Commission that the affiliate intends to sell some of our Common Stock, subject to certain limitations and other requirements of Rule 144. Sales of substantial amounts of our Common Stock, or the perception that such sales could occur, could adversely affect the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities.

FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus, or in documents incorporated into this Prospectus, are forward-looking statements. Those forward-looking statements are subject to uncertainties that may cause the actual results to differ from the results anticipated by the forward-looking statements. Factors which may cause actual results to differ from those anticipated by forward looking statements include, among others, general economic and business conditions, both nationally and in the regions in which we operate; government regulations (including regulations regarding temporary immigration of agricultural workers and minimum wages of agricultural and other workers); claims asserted against us; competition; changes in our business strategy or development plans; difficulties attracting and retaining qualified personnel; and the other factors described under the caption "Risk Factors," or in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q.

                              THE COMPANY

     We operate a chain of 124 Family Bargain off-price retail apparel and housewares stores in California, Nevada, New Mexico, Oregon, and Washington and a similar chain of 38 Factory 2-U off-price retail apparel and housewares stores in Arizona, Nevada, New Mexico and Texas.

     We acquired General Textiles (which is our principal operating subsidiary) in 1993, while it was operating under Chapter 11 of the Bankruptcy Code. At that time, General Textiles was operating only the Family Bargain Center chain. Between December 31, 1992 and March 1, 1998, the Family Bargain Center chain expanded from 108 stores in four states to 124 stores in six states. In November 1995, we acquired Factory 2-U, Inc. and began to coordinate the purchasing, warehousing and delivery operations for the Family Bargain Center and Factory 2-U chains. Between November 1995 and March 1998, the Factory 2-U chain increased from 33 stores in three states to 38 stores in three states. Subsequently, several Family Bargain Center stores were converted into Factory 2-U stores. In July 1998, we merged General Textiles and Factory 2-U, Inc. into a new General Textiles, Inc., which now operates both chains.

     Family Bargain Center and Factory 2-U stores both sell primarily first quality, in-season clothing for men, women and children and homegoods at prices which generally are lower than the prices of competing discount and regional off-price stores. The price of most items in our stores is below $35.00. The two chains sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and by setting retail prices which pass along the savings to its customers.

     Both Family Bargain Center stores, which average 12,000 square feet, and Factory 2-U stores, which average 17,350 square feet, are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

     Our target market consists primarily of low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or members of other ethnic groups. The Company's store merchandising selection, everyday low price strategy and store format are designed to reinforce the concept of value and enhance the customers' shopping experience while maximizing inventory turns.

                THE RESTRUCTURING OF OUR CAPITALIZATION

     Our offer to sell Common Stock to holders of Rights is one step in a restructuring of our capitalization, the results of which have been, or will be, to (1) cause all our business activities to be conducted by an single operating company, (2) exchange $22,235,098 of notes which had been issued in 1993 as part of General Textiles' reorganization plan, and which could absorb a substantial portion of General Textiles' cash flow, for $20,585,098 of fixed payment notes plus Common Stock and warrants, (3) provide approximately $10,100,000 of net stock sale proceeds, which will be used to redeem $3,250,000 of the fixed payment notes before they begin to require substantial interest payments, to pay the costs of the recapitalization and to increase our working capital, and either (4) cause Series A Preferred Stock and Series B Preferred Stock to be converted into Common Stock or (5) result in at least a substantial portion of our Common Stock, Series A Preferred Stock and Series B Preferred Stock being exchanged for General Textiles common stock. The steps in this restructuring and recapitalization, some of which have already been completed are as follows:

<circle>  On  April  30, 1998, General Textiles issued (i) $3,250,000 principal amount of Subordinated Notes due 2003 in satisfaction of $4,900,000 principal amount of Subordinated Reorganization Notes, and (ii) $17,335,097.65 principal amount of Junior Subordinated Notes due 2005, as well as 75,000 shares of our Common Stock and warrants entitling the holders to purchase 274,418 shares of our pre-recapitalization Common Stock for $6.00 per share, in satisfaction of $17,335,097.65 principal amount Junior Subordinated Reorganization Notes.

<circle> On August 1, 1998,  we will be merging General Textiles and Factory 2-
     U, Inc. into a new Delaware corporation, General Textiles, Inc., in a transaction in which we, as the sole stockholder of both General Textiles and Factory 2-U, Inc., received all the shares of General Textiles, Inc.

<circle> We have distributed to our stockholders transferrable Rights entitling holders to purchase a total of 800,000 shares of our post-recapitalization (i.e., post-merger with General Textiles, Inc.) Common Stock for $13.00 per share (or 3,000,000 shares of our pre-recapitalization Common Stock for $3.75 per share if our stockholders do not approve a merger of General Textiles, Inc. into us) on or before ____________, 1998, or a later date if we extend the offer. This Prospectus relates to the offering of Common Stock to holders of Rights. Our stockholders received one Right for each
     41.16 shares of Common Stock, one Right for each 16.67 shares of Series A Preferred Stock and 12.7823 Rights for each share of Series B Preferred Stock. The Rights provide that any holder who exercises the Rights evidenced by a Subscription Certificate may "oversubscribe" to purchase, in addition to the shares as to which the Rights are exercised, up to any specified number of shares of Common Stock which are offered to holders of Rights but are not purchased through exercise of Rights, with the total number of shares as to which Rights are not exercised to be allocated among people who exercise the oversubscription privilege on the basis of the respective numbers of shares as to which they exercise the oversubscription privilege. Three of the Three Cities Investors, which have received Rights to purchase 305,490 post-recapitalization (or 1,145,587 pre-recapitalization) shares of Common Stock, have committed to exercise the Rights they received, and to exercise their oversubscription privilege as to 494,510 post-recapitalization (or 1,854,413 pre-recapitalization) shares of Common Stock (the entire number of shares subject to Rights which are being issued to our stockholders other than the three Three Cities Investors). Therefore, all 800,000 post-recapitalization (or 3,000,000 pre-recapitalization) shares of Common Stock which are being offered to holders of Rights will be purchased, even if no one but the three Three Cities Investors exercises Rights.

<circle> At a meeting to be held on ______________, 1998, our stockholders will be asked to vote upon a merger of General Textiles, Inc. (the current General Textiles) into us, in which, among other things, (i) each outstanding share of our pre-recapitalization Common Stock will be converted into .30133 shares of post-recapitalization Common Stock, (ii) each outstanding share of our Series A Preferred Stock will be converted into one share of post-recapitalization Common Stock, and (iii) each outstanding share of our Series B Preferred Stock will be converted into
     173.33 shares of post-recapitalization Common Stock. These conversion ratios are essentially the same as though (a) each share of pre-recapitalization Common Stock were converted into 1.13 shares of Common Stock, (b) each share of Series A Preferred Stock were converted into 3.75 shares of Common Stock, (c) each share of Series B Preferred Stock were converted into 650 shares of Common Stock and (d) there were a 1-for-3.75 reverse split of the Common Stock. The merger must be approved by the holders of a majority in voting power of our Common Stock and Series B Preferred Stock, voting as a single class, and by the holders of a majority of the outstanding Series A Preferred Stock voting as a separate class. If the merger is approved, it will take place on or shortly after the meeting at which it is approved.

<circle>  If  the  merger  with  General Textiles Inc. is not approved  by  our stockholders:

     <circle> Each Right will entitle  the  holder  to  purchase 3.75 shares of pre-recapitalization Common Stock for $3.467 per share (a total of $13 per Right).

     <circle>  As  promptly  as  practicable after the stockholders meeting  at which the merger is not approved, General Textiles will begin an exchange offer in which holders of all three classes or series of our stock will be given the opportunity to exchange their Family Bargain stock for General Textiles common stock, at the rate of .30133 shares of General Textiles common stock for each share of our Common Stock, one share of General Textiles common stock for each share of our Series A Preferred Stock and 173.33 shares of General Textiles common stock for each share of our Series B Preferred Stock. If this exchange offer is made, the three Three Cities Investors will exchange all their Family Bargain Common Stock and Series B Preferred Stock for a total of 5,268,217 shares of General Textiles common stock (or a higher number of shares if the three Three Cities Investors purchase additional shares of our Common Stock by exercising the oversubscription privilege in their Rights). If no shares of our stock owned by anyone other than the three Three Cities Investors were exchanged, the issuance of General Textiles common stock to the three Three Cities Investors as a result of the exchange offer would reduce our ownership of General Textiles to 64% or less of its common stock. Any exchanges of our stock by other stockholders would further reduce our percentage ownership of General Textiles. Our interest in General Textiles and an $16.4 million of Subordinated Notes from General Textiles would be our only significant assets.

     <circle> As promptly as practicable after the  General  Textiles  exchange offer terminates, we will hold a stockholders meeting at which our stockholders will (x) elect new directors (who will not include anyone affiliated with Three Cities) and (y) be asked to vote upon a proposal to exchange shares of General Textiles which we own for the shares of our stock which General Textiles acquired through the exchange offer. At this meeting, General Textiles will vote its Common Stock and Series B Preferred Stock pro rata with our other stockholders with regard to the election of directors, but will vote all our stock which it owns in favor of the proposal to exchange some of our General Textiles common stock for our stock which General Textiles owns. That exchange will eliminate the interlocking relationship in which we may own as much as 64% of General Textiles common stock and General Textiles will own at least 64% in voting power of our Common Stock and Series B Common Stock. However, it will further reduce our ownership of General Textiles to 48% or less.


                            USE OF PROCEEDS

     We will receive estimated net proceeds of $10,100,000 from the sale of Common Stock to people who exercise Rights (including the oversubscription privilege). We will use $3,250,000 of that amount to redeem our Subordinated Notes due 2003. We will add the remainder of the net proceeds to our working capital.


                            CAPITALIZATION

     The following table sets forth our capitalization as of May 2, 1998, and as adjusted to give effect to either (a) (i) the conversion of pre-recapitalization Common Stock, Series A Preferred Stock and Series B Preferred Stock, into post-recapitalization Common Stock, and the sale of 800,000 shares of Common Stock on exercise of Rights, if the Merger with General Textiles is approved or (ii) the sale of 3,000,000 shares of Common Stock on exercise of Rights, if the Merger with General Textiles is not approved and (b) application of a portion of the proceeds of sale of the Common Stock to redeem our Subordinated Notes due 2003 as described under "Use of Proceeds."

                                                                      (UNAUDITED IN THOUSANDS)
                                                               ----------------------------------------

                                                                           AS ADJUSTED      AS ADJUSTED
                                                                ACTUAL       WITHOUT           WITH
                                                             MAY 2, 1998    GT MERGER        GT MERGER
                                                             -----------   -----------      -----------
DEBT:
  Short term debt                                                $1,117        $1,117           $1,117
  Revolving credit notes                                         27,975        27,975           27,975
  Long-term debt, including current maturities                   16,978        13,728           13,728
  Capital lease and other long-term obligations                   3,434         3,434            3,434
                                                                  -----         -----            -----
     Total debt                                                  49,504        46,254           46,254
                                                                 ------        ------           ------

STOCKHOLDERS' EQUITY:
Series A convertible preferred stock,$.01 par value,
 4,500,000 shares authorized, 3,638,690 shares issued and
 outstanding (aggregate liquidation preference of $36,387)           36            36
Series B junior convertible, exchangeable preferred stock,
 $.01 par value 40,000 shares authorized, 35,360 shares
 issued and outstanding (aggregate liquidation preferences of
 $43,360)                                                             -             -
Common Stock, $.01 or $.0375 par value, 80,000,000 shares
 authorized, 5,004,122, 8,004,122 and 12,075,381 shares
 issued and outstanding                                              50            80              453
Additional paid-in capital                                       88,597        98,737           98,400
Accumulated deficit                                             (77,150)      (77,150)         (77,150)
                                                                --------      --------         --------
     Total stockholders' equity                                  11,533        21,703           21,703
                                                                 ------        ------           ------
     Total debt and stockholders' equity                        $61,037       $67,957          $67,957
                                                                =======       =======          =======

                             STOCK PRICES

     Our Common Stock and our Series A Preferred Stock are both quoted in the Nasdaq Small-Cap Market. The following table sets forth information about the high and low sale prices for our Common Stock and our Series A Preferred Stock reported on the Nasdaq Small-Cap Market.

                                                                     SERIES A
                                         COMMON                      PREFERRED
                                     ------------                   ------------
                                     HIGH     LOW                   HIGH     LOW
                                     ----     ---                   ----     ---
FISCAL 1996
First Quarter                        $3.22    $1.56                 $8.50    $5.63
Second Quarter                       $3.13    $1.75                 $8.38    $6.88
Third Quarter                        $2.56    $1.38                 $7.44    $6.75
Fourth Quarter                       $2.34    $1.31                 $8.38    $6.13

FISCAL 1997
First Quarter                        $3.09    $2.00                 $9.38    $7.75
Second Quarter                       $2.75    $1.63                 $9.00    $8.00
Third Quarter                        $1.94    $0.50                 $8.44    $6.69
Fourth Quarter                       $1.75    $1.00                 $7.94    $6.25

FISCAL 1998
First Quarter                        $3.19    $1.28                 $9.75    $7.13
Second Quarter (through June 30)     $3.34    $2.31                 $10.13   $8.13

     On June 30, 1998, the last reported sale price of our Common Stock was $2.875 and of our Series A Preferred Stock was $9.313.

                            DIVIDEND POLICY

     We have never paid dividends with regard to our Common Stock. We have been paying required dividends of $.95 per share per year with regard to our Series A Preferred Stock. In fiscal 1997, those dividends totalled $3.5 million. Beginning in 2002, we will be required to pay dividends of $60 per share per year with regard to our Series B Preferred Stock, increasing by $20 each year until 2005, after which the annual dividend will remain at $120 per share. The need to pay dividends with regard to the Series A Preferred Stock and the Series B Preferred stock will be eliminated if the merger with General Textiles, Inc. takes place. We have no current plans to pay dividends with regard to our Common Stock. Whether we will pay cash dividends with regard to our Common Stock at any time in the future will be determined by our Board of Directors on the basis of our earnings, financial condition and cash requirements and any other factors the Board of Directors deems relevant.

                               BUSINESS

     We operate chains of 124 Family Bargain Center and 38 Factory 2-U off-price retail apparel and housewares stores in Arizona, California, Nevada, New Mexico, Oregon, Texas and Washington.

     We acquired General Textiles, which was operating the Family Bargain Centers chain, in 1993, while it was the subject of a proceeding under Chapter 11 of the Bankruptcy Code. Between December 31, 1992 and March 1, 1998, the Family Bargain Center chain expanded from 108 stores in four states to 124 stores in six states. In November 1995, we acquired Factory 2-U, Inc., which operated the Factory 2-U chain, and began to coordinate the purchasing, warehousing and delivery operations for the Family Bargain Center and Factory 2-U chains. Between November 1995 and March 1998, the Factory 2-U chain increased from 33 stores in three states to 38 stores in three states. Subsequently, we converted several Family Bargain Center Stores to Factory 2-U stores. In June 1998, we merged General Textiles and Factory 2-U into a new General Textiles, Inc., so now both chains are operated by the same entity.

     Family Bargain Center and Factory 2-U stores both sell primarily first quality, in-season clothing for men, women and children and housewares at prices which generally are lower than the prices of competing discount and regional off-price stores. Our stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and by setting retail prices which pass along the savings to our customers.

     Family Bargain Centers Stores, which average 12,000 square feet, and Factory 2-U stores, which average 17,350 square feet, both are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

OPERATING STRATEGY

     We seek to be the leading off-price apparel and housewares retailer to lower income customers in the markets we serve. The major elements of our operating strategy include:

     PROVIDE FIRST QUALITY MERCHANDISE AT BARGAIN PRICES: Our stores sell first quality merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantial discounts from normal wholesale prices and by setting retail prices which pass along the savings to our customers.

     TARGET UNDER-SERVED MARKET SEGMENTS, INCLUDING THE HISPANIC MARKET: Our stores target customers who are under-served in many markets. Typical customers are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or members of other minority groups. Our store merchandise selection is a product of purchasing and marketing programs tailored to the purchasing patterns of customers in each store.

     MAXIMIZE INVENTORY TURNS: We emphasize inventory turn in our merchandise and marketing strategies. Merchandise presentation, an everyday low price strategy, frequent store deliveries, and advertising programs all target rapid inventory turn, which management believes leads to increased profits and efficient use of capital.

     LOW OPERATING COSTS: Our stores maintain low operating costs primarily through their self-service formats, use of part-time labor, selection of suitable locations with low rental expenses and overall focus on cost controls.

EXPANSION PLANS

     OPENING OF NEW STORES: We plan to increase our store count by 7 to 169 stores in the fiscal year ending January 30, 1999 (fiscal 1998). All the new stores will be in markets in which we currently operate. During fiscal 1997, we opened 23 new stores and closed 7 stores. Average store opening expenses for equipment, fixtures, leasehold improvements and grand opening costs are approximately $195,000. Average initial inventory for a new store is approximately $275,000. Generally, during the two to three month grand opening period, a new store achieves sales in excess of sales of an average comparable mature store and, within six months, generates sales consistent with comparable mature store levels.

     RENOVATION AND RELOCATION PROGRAM: We plan to continue a program of renovating stores and relocating stores as superior sites become available in their markets. Store renovations generally include installing new fixtures, redesigning layouts and refurbishing floors and walls. The cost to renovate or relocate a store is approximately $50,000. During fiscal 1997, we renovated twenty stores and relocated one store.

CUSTOMERS

     Our primary customers are families with annual household incomes of under $25,000, many of whom are employed in the agricultural sector or are blue collar workers. A significant portion of the Company's customers are of Hispanic origin or members of other minority ethnic groups, including African-Americans, Asians and Native Americans. We estimate that approximately 50% to 55% of our customers are of Hispanic origin. Bureau of the Census projections predict that through 2020 the Hispanic population in the seven states where our stores are located (Arizona, California, Nevada, New Mexico, Oregon, Texas and Washington) will grow at approximately twice the rate of the total population.

PURCHASING

     We purchase merchandise from a large number of domestic manufacturers, jobbers, importers and other vendors. Payment terms are typically net 30 days. The 10 largest vendors supply approximately 12% of our merchandise. We continually add new vendors and do not maintain long-term or exclusive purchase commitments or agreements with any vendor. We have generally not had difficulty locating and purchasing appropriate apparel for our stores. Our management believes there are a substantial number of additional sources of supply of first quality, off-price apparel goods and expects that we will be able to meet our increased inventory needs as we grow. Our general merchandise manager, four merchandise managers and eleven buyers, who average over 10 years of apparel and housewares industries experience, seek to purchase in-season goods and first-run and last-run merchandise at substantial discounts to normal wholesale pricing.

     IN-SEASON GOODS. Unlike traditional department stores and discount retailers, which primarily purchase merchandise in advance of a selling season (for example, back-to-school clothing is purchased by March), we purchase approximately 70% of our merchandise in-season (i.e., during the applicable selling season). In-season purchases generally represent close-outs of vendors' inventories which remain after the traditional wholesale selling season, sometimes due to retailers' order cancellations. This merchandise is typically available at prices below normal wholesale. Our management believes our in-season buying practices are well suited to our customers, who tend to make purchases on an as-needed basis during a season. Our in-season buying practices are facilitated by our ability to process and ship merchandise through our distribution center to our stores, usually within two or three days after we receive it from the vendor, and to process a large number of relatively small purchase orders. Our management believes we are a desirable customer for vendors seeking to liquidate inventory, because we can take immediate delivery of large quantities of in-season goods. Furthermore, we rarely request markdown concessions, advertising allowances or special shipping and packing procedures, insisting instead on the lowest possible price.

     FIRST-RUN AND LAST-RUN MERCHANDISE. Approximately 10% of our purchases consist of "first-run" and "last-run" merchandise. To ensure product consistency, manufacturers typically produce a preliminary "first run" of an item. Additionally, manufacturers will produce "last runs" of certain items to fill out production schedules, maintain stock for potential customer reorders, convert excess fabric to finished goods or keep machinery in use. Manufacturers sometimes designate first and last runs as "irregulars" to differentiate the goods from full price merchandise or to indicate that the merchandise may contain minor imperfections (which do not affect the wear ability of the items). Typically this merchandise can be purchased at prices below normal wholesale.

     Manufacturers ship goods directly to our San Diego warehouse and distribution center or, in the case of East Coast vendors, to us through our East Coast freight consolidator. We use independent trucking companies to ship goods from our warehouse to our stores. We generally do not store goods at our warehouse from season to season

MERCHANDISING AND MARKETING

     Our merchandise selection, pricing practices and store formats are designed to reinforce the concept of value and maximize customer enjoyment of the shopping experience. Our stores offer their customers a diverse selection of primarily first quality, in-season merchandise at prices which generally are lower than those of competing discount and regional off-price stores in their local markets. Nearly all the stores' merchandise carries brand name labels, including nationally recognized brands. For the Family Bargain Center chain, women's and children's apparel each account for approximately 30% of sales and men's apparel accounts for approximately 25% of sales, with the remaining approximately 15% consisting of footwear, domestic items, housewares and toys. For the Factory 2-U chain, men's, women's and children's apparel each accounts for approximately 20% of sales and domestic items account for approximately 22% of sales, with the remaining approximately 18% of sales consisting of footwear, home goods and toys.

     We deliver new merchandise to our stores at least once each week to encourage frequent shopping trips by our customers and to maximize the rate of inventory turn. As a result of our purchasing practices, store inventory may not always include a full range of colors, sizes and styles in a particular item. Our management believes, however, that price, quality and product mix are more important to our customers than the availability of a specific item at a particular time.

     We emphasize inventory turn in our merchandising and marketing strategy. Merchandise presentation, everyday low prices, frequent store deliveries, staggered vendor shipments, promotional advertising, store-tailored distribution and prompt price reductions on slow moving items all target rapid inventory turn. We believe the pace of our inventory turn leads to increased profits, reduced inventory markdowns, efficient use of capital and customer urgency to make purchase decisions.

     Our administrative headquarters receives daily store sales and inventory information from point-of-sale computers located at each of our stores. This data is reported by stock keeping unit (or "SKU") and helps our management to tailor purchasing and distribution decisions. A chain-wide computer network also facilitates communications between the administrative headquarters and stores, enabling our central management to provide store management with immediate pricing and distribution information.

     Our stores are characterized by easily accessible merchandise displayed on bargain tables, hanger racks and open shelves, brightly colored pennants and signs and the playing of locally popular music. Prices are clearly marked, usually displayed in whole dollars. A comparative retail selling price is often noted on price tags. Many stores display signs in Spanish and English and are staffed with bilingual store personnel. Stores have "gala" grand openings and, on occasion, feature outdoor sidewalk promotions with live music and other festive activities. Our major advertising vehicle is full-color print tabs showing actual photos of our merchandise. Print advertising is delivered as newspaper inserts and marriage-mail drops. Other advertising programs include radio, television and outdoor promotional activities.

     Our stores emphasize customer satisfaction to develop customer loyalty and generate repeat sales. If a customer is not completely satisfied with any purchase, our store will make a full refund or exchange. Most sales are for cash, although checks and credit cards are accepted. We do not issue our own credit card, but we do offer a layaway program. The layaway program is an important means for our customers, many of whom do not possess credit cards, to purchase goods over time.

     Approximately 60% of our sales occur in our third and fourth fiscal quarters, during the back-to-school (August and September) and Christmas (November and December) seasons.

THE STORES

     We currently operate 162 stores in seven western states. Stores are primarily located in rural and lower income suburban communities and, to a lesser extent, in metropolitan areas. Most stores are located in strip shopping centers, where occupancy costs are most favorable. May 31, 1998 store locations were as follows:

STATE                STRIP CENTER      DOWNTOWN         OTHER           TOTAL
-----                ------------      --------         -----           -----
California                70              14              6               90
Arizona                   28               4              0               32
Washington                 9               2              2               13
New Mexico                 8               0              1                9
Nevada                     7               0              0                7
Oregon                     6               0              1                7
Texas                      3               1              0                4
                         ---              --             --              ---
                         131              21             10              162
                         ===              ==             ==              ===

     Family Bargain Centers range in size from 5,000 square feet to 34,850 square feet, averaging 12,000 square feet. Factory 2-U stores range in size from 8,065 square feet to 28,000 square feet, averaging 17,350 square feet. Our management continually reviews the ability of stores to provide positive contributions to our operating results and may elect to close stores which do not meet performance criteria. Costs associated with closing a store, consisting primarily of recognition of any remaining lease obligations and provisions to re-value assets to net realizable value, are charged to operations during the fiscal year in which the decision is made to close the store.

     Our stores typically employ one store manager, two assistant store managers, and seven to ten sales associates, most of whom are part-time employees. New store managers are trained in all aspects of store operations through a management training program. Other store personnel are trained on site. We often promote experienced assistant store managers to fill open manager positions.

     Our store managers participate in a bonus plan under which they are awarded bonuses upon achieving specified objectives. We believe the bonus program is an important incentive for our key employees, helps reduce employee turnover and lowers costs.

     Our management believes store opening and operating costs are low compared to those of similar retailers due to our use of low rent store locations, a self-service format, use of basic fixtures and use of part-time employees whenever possible. We generally lease previously occupied sites on terms which we believe are more favorable than those available for newly constructed facilities. After we sign a store lease, a store opening team prepares the store for opening by installing fixtures, signs, bargain tables, racks, dressing rooms, checkout counters, cash register systems and other items. The district manager and store manager arrange the merchandise according to the standard store layout and train new personnel before and after the store is opened. We select store sites based on demographic analysis of the market area, sales potential, local competition, occupancy expense, operational fit and proximity to existing store locations. Store opening preparations generally take up to two weeks.

     We maintain commercial liability, fire, theft, business interruption and other insurance policies.

COMPETITION

     We operate in a highly competitive marketplace. Our stores compete with large discount retail chains such as Wal-Mart, K-Mart, Target and Mervyn's, and with regional off-price chains, such as MacFrugal's, some of which have substantially greater resources than we do. Our stores also compete with independent and small chain retailers and flea markets (also known as "swap meets") which serve the same low and low-middle income market as we do. Our management believes the principal competitive factors in our markets are price, quality and site location and that we are well positioned to compete on the basis of these factors.

EMPLOYEES

     At June 22, 1998 we were employing 3,049 people, of whom 2,772 were store employees and store field management (1,785 of whom were part-time), 197 were executives and administrative employees and 80 were warehouse employees. None of our employees is subject to collective bargaining agreements and our management considers our relations with our employees to be good.

TRADEMARKS

     Except for the trade names "Family Bargain Center" and "Factory 2-U," which are federally registered trademarks, we do not use any material trademarks. We are not aware of any infringing uses which could materially impair the use of our trademarks.

GOVERNMENT REGULATION

     Our operations are subject to various federal, state and local laws, regulations and administrative requirements, including laws and regulations regarding equal employment and minimum wages. We believe we are in substantial compliance with all material federal, state and local laws and regulations governing our operations and that we have all material licenses and permits required for the operation of our business. We do not believe the burdens of complying with applicable laws and regulations, or risks imposed by them, have had a material adverse effect on us or our business.

LEGAL PROCEEDINGS

     We are involved in various legal proceedings in the normal course of our business, most of which are covered in whole or in part by insurance. We do not believe the ultimate disposition of these legal proceedings will have a material adverse effect on our financial position or the results of our operations.


                              MANAGEMENT

DIRECTORS

     The following table contains information regarding our directors.

                                                                              EXPIRATION OF
   NAME                               AGE           POSITION                 TERM AS DIRECTOR
   ----                               ---           --------                 ----------------
   James D. Somerville                 56           Chairman of the Board         2000

   John J. Borer III                   41           Director                      1999

   Peter V. Handal                     55           Director                      1998

   Ronald Rashkow                      56           Director                      1998

   Michael Searles                     48           Director, President and       1998
                                                    Chief Executive Officer of
                                                    General Textiles, Inc.

   J. William Uhrig                    36           Director                      1998

   H. Whitney Wagner                   41           Director                      2000

   Thomas G. Weld                      34           Director                      2000

     JAMES D. SOMERVILLE has been a director and Chairman of the Board of the Company since February 1997. He has more than 30 years of broad-based experience in both consulting and general management. Since 1996, Mr. Somerville has headed his own firm, Somerville & Associates, consulting to senior management and Boards of Directors. He also serves as Chairman of the Board of American Re-Manufacturers, Inc. From 1991 until 1996, he served as Executive Vice President of BET, Inc. and as a director of BET plc, an international services conglomerate.

     JOHN J. BORER III has been a director of the Company since August 1994. From October 1991 to March 1998, Mr. Borer was a Managing Director of Rodman and Renshaw, Inc., an investment banking firm. Since Rodman and Renshaw, Inc. terminated its operations in March 1998, Mr. Borer has been a Senior Managing Director of R&R Capital Group, an investment banking firm. Rodman & Renshaw, Inc. and its parent commenced proceedings under Chapter 7 of the Bankruptcy Code on March 18, 1998.

     PETER V. HANDAL has been a director of the Company since February 1997. Since 1990, he has been President of COWI International Group (a management consulting firm). Mr. Handal is also a partner in Carlisle & Handal

International (consultants and advisors on matters relating to international business), Chief Executive Officer of J4P Associates LP (a real estate developer), and President of Fillmore Leasing Company, Inc. (which leases automobiles, computers and warehouse equipment). He serves on the Boards of Cole National Corporation, Jos. A. Bank Clothiers and Perry Ellis International.

     RONALD RASHKOW has been a director of the Company since February 1997. He has been a principal of Chapman Partners, L.L.C., an investment banking firm, since its founding in September 1995. For more than five years prior to that, he served as Chief Executive Officer and Chairman of the Board of Directors of Handy Andy Home Improvement Centers, Inc. (a building supply retailer started by his family in 1946 and consensually liquidated in 1996). Mr. Rashkow is also a director of Garden Ridge Corporation, a specialty retailing company ("Garden Ridge"). From 1989 to 1993, Mr. Rashkow was a director, vice president and consultant to Spirit Holdings Company, Inc. and its two operating subsidiaries, Central Hardware Company, Inc. and Witte Hardware Corporation (each a retailer and wholesaler of hardware and building materials). Spirit Holdings Company, Inc., Central Hardware Company, Inc. and Witte Hardware Corporation filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in March 1993 and emerged from bankruptcy in February 1994.

     MICHAEL SEARLES has been a director of the Company and President and Chief Executive Officer of General Textiles and Factory 2-U since March 1998. Between May 1996 and June 1997, Mr. Searles held the position of President, Merchandising and Marketing, at Montgomery Ward Inc. Prior to that, from April 1993 to July 1995, Mr. Searles served as President and Chief Executive Officer of the Women's Special Retail Group (Casual Corner Group), a division of U.S. Shoe Corp. Earlier in his career, from 1984 to 1993, Mr. Searles was President of Kids "R" US, a division of Toys "R" US, Inc.

     J. WILLIAM UHRIG has been a director of the Company since January 1997. Mr. Uhrig has been a Managing Director of TCR Associates since 1991. Mr. Uhrig joined TCR Associates in 1984. Mr. Uhrig also serves on the board of directors of MLX Corp., a holding company ("MLX").

     H. WHITNEY WAGNER has been a director of the Company since January 1997. He has been a Managing Director of TCR Associates since 1989. He joined TCR in 1983 and was elected a Vice President in 1986. Mr. Wagner also serves on the board of directors of Garden Ridge. From January 1993 to January 1998, Mr. Wagner served on the Board of Directors of MLX.

     THOMAS G. WELD has been a director of the Company since January 1997. Mr. Weld has been a Managing Director of TCR Associates since 1993. From 1988 until 1993, Mr. Weld was an associate with McKinsey and Company, a management consulting firm.

EXECUTIVE OFFICERS

     The following table contains information about our executive officers who are not directors.

NAME                         POSITION                            AGE            AN OFFICER SINCE
----                         --------                            ---            ----------------
B. Mary McNabb               Executive Vice President --          49                  1990
                             Merchandising for
                             General Textiles

William F. Cass              Executive Vice President --          48                  1996
                             Operations for
                             General Textiles

Jonathan W. Spatz            Executive Vice President             42                  1997
                             and Chief Financial
                             Officer

     B. MARY MCNABB has been the Executive Vice President - Merchandising of the Company since 1990.

     WILLIAM F. CASS has been the Executive Vice President of Operations for the Company since March 1996. He held the same position with Factory 2-U, Inc. until it was merged with General Textiles in June 1998. Prior to joining the Company, Mr. Cass held positions as Managing Director, Director of New Business Development and Senior Vice President of Merchandising at Clothestime.

     JONATHAN W. SPATZ is the Executive Vice President and Chief Financial Officer of the Company. Mr. Spatz joined the Company in June 1997. Prior to joining the Company, from July 1994 to June 1997, Mr. Spatz was the Chief Financial Officer of Strouds.

COMMITTEES OF THE BOARD

     The Board of Directors has five committees. The committees, their functions and their members are described below.

     The Executive Committee is authorized to take such action as the Board of Directors may from time to time direct. Its members are Messrs. Searles, Somerville and Wagner.

     The Compensation Committee reviews and approves compensation arrangements for top management and employee compensation programs. The Board of Directors determines the compensation of our executive officers based on recommendations from the Compensation Committee. The Compensation Committee consists of Messrs. Borer, Rashkow, Somerville and Weld.

     The Stock Option Committee administers our Employee Stock Option Plan. Its members are Messrs. Weld and Rashkow.

     The Audit Committee reviews and evaluates the results and scope of the audit and other services provided by our independent accountants, as well as our accounting principles and system of internal accounting controls. Our By-laws provide that transactions with affiliates and acquisitions of businesses not within certain SIC Codes (primarily covering wholesale apparel trade, retail stores, and apparel stores) must be unanimously approved by the Audit Committee; except that if at any time there are no remaining shares of Series A Preferred Stock outstanding, acquisitions of businesses not within the SIC

Codes will require approval only by a majority of the Audit Committee. The members of the Audit Committee are Messrs. Borer, Handal and Wagner.

     The Nominating Committee considers potential nominees for election to the Board of Directors by either incumbent directors or stockholders. Its members are Messrs. Handal, Somerville and Wagner.


                     DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 80 million shares of Common Stock and 7,500,000 shares of preferred stock, of which our Board has authorized us to issue 4,500,000 shares of Series A Preferred Stock and 40,000 shares of Series B Preferred Stock. On May 31, 1998, we had 5,004,122 outstanding shares of Common Stock and 3,674,050 shares of preferred stock, of which 3,638,690 shares were Series A Preferred Stock and the remaining 35,360 shares were Series B Preferred Stock.

COMMON STOCK

     Each share of Common Stock is entitled to one vote on all matters to be voted upon by the common stockholders. All shares of Common Stock will share equally and rateably in dividends and in distributions if we are liquidated. Holders of Common Stock do not have preemptive rights and are not entitled to cumulative voting in the election of directors. Because of that, the holders of a majority in voting power of the shares of Common Stock and Series B Preferred Stock present at a meeting can elect all the directors, and the holders of the remaining shares will not be able to elect any directors.

PREFERRED STOCK

     The Board of Directors may authorize the issuance of preferred stock in series, each of which will have whatever rights and preferences, and will be subject to whatever limitations, the Board of Directors may determine when it authorizes creation of a series of preferred stock. Currently, the only series of preferred stock which the Board of Directors has authorized and of which there are outstanding shares are the Series A Preferred Stock and the Series B Preferred Stock.

     SERIES A PREFERRED STOCK

     The Board of Directors has authorized us to issue 4,500,000 shares of Series A Preferred Stock. At May 31, 1998, there were 3,638,690 outstanding shares of Series A Preferred Stock.

     The Series A Preferred Stock ranks senior to the Series B Preferred Stock and to the Common Stock with respect to the payment of dividends and distribution of assets if we are liquidated. Holders of Series A Preferred Stock will be entitled to receive $10 per share if we are liquidated. They are entitled to receive dividends at the rate of $.95 per share per year, payable quarterly on the last Friday of each January, and on each April 30, July 31 and October 31, when and if the dividends are declared by our Board of Directors. The right to dividends is cumulative.

     Series A Preferred Stock may be converted into Common Stock at the rate which, on May 31, 1998, was $3.905 liquidation preference of Series A Preferred Stock per share of Common Stock, subject to adjustment to prevent dilution. We have the option to redeem all, but not less than all, the outstanding Series A Preferred Stock on 30 days' notice for $10 per share, plus any accumulated and unpaid dividends, at any time (but only at a time) when the last reported price of our Common Stock has, for 20 consecutive trading days ending no more than 10 days before we notify the holders that the Series A Preferred Stock has been called for redemption, is at least 137.5% of the conversion price then in effect. In addition, beginning July 21, 1998 we may redeem all or any of the Series A Preferred Stock at the following per share prices:

               YEAR ENDING JULY 20,        REDEMPTION PRICE
               1999................................. $10.70
               2000, 2001........................... $10.50
               2002, 2003........................... $10.30
               2004 and subsequent.................. $10.00

     Holders of Series A Preferred Stock do not have voting rights, other than as required by Delaware law, except that (a) at any time when dividends have not been paid on four divided payment dates (whether or not consecutive), the holders of the Series A Preferred Stock will vote together with the holders of the Common Stock on all matters, with the holders of the Series A Preferred Stock being entitled to one vote per share, (b) if there is a vote upon a proposal for us to consolidate into or merge with another corporation, or to sell all or substantially all of our assets, the holders of the Series A Preferred Stock will be entitled to vote together with the holders of the Common Stock, with the holders of the Series A Preferred Stock being entitled to one vote per share and (c) if we propose to take any action, directly or indirectly, or through a merger or consolidation with another corporation, which would (i) create, or increase the authorized number of shares of, a class or series of our stock which ranks prior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, (ii) change any provision of our Certificate of Incorporation or By-laws, or of the resolutions which authorized the issuance of the Series A Preferred Stock, in a manner which would adversely affect the Series A Preferred Stock, (iii) authorize a reclassification of the Series A Preferred Stock, (iv) require the exchange of Series A Preferred Stock for other securities or assets or (v) increase the number of shares of Series A Preferred Stock which we may issue, that action will have to be approved by the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock.

     SERIES B PREFERRED STOCK

     The Board of Directors has authorized us to issue 40,000 shares of Series B Preferred Stock. On May 31, 1998, there were 35,360 outstanding shares of Series B Preferred Stock.

     The Series B Preferred Stock ranks junior to the Series A Preferred Stock, but senior to the Common Stock, with respect to dividends and to distributions of assets if we are liquidated. Holders of Series B Preferred Stock will be entitled to $1,000 per share if we are liquidated. Under most circumstances, they are not entitled to dividends until January 2002. Beginning then, holders of Series B Preferred Stock will be entitled to dividends totalling $60 per share in 2002, increasing by $20 per share every year after that until (and including) 2005, during and after which the dividend will be $120 per share per year. Dividends will be paid when and if declared by the Board of Directors. Holders' rights to dividends are cumulative. Dividends may be required prior to 2002, or may be greater than otherwise would have been required after 2002, if we default on our revolving credit facilities or declare dividends on our Common Stock.

     The Series B Preferred Stock may be converted into Common Stock at the rate of $1.900804 liquidation preference of Series B Preferred Stock per share of Common Stock, beginning (a) on the 30th day after there is no outstanding Series A Preferred Stock, or (b) when there is a change of control of us (which occurs if (i) anyone acquires 30% or more of our Common Stock, (ii) we are a party to a merger or consolidation, unless holders of our Common Stock or preferred stock which is convertible into Common Stock at the time of the merger or consolidation own at least 66 2/3% of the outstanding Common Stock after the transaction, or (iii) a majority of the members of our Board are persons who are not elected, or nominated for election, to the Board for the first time by a majority of the directors who had served on the Board at the time of the election or nomination for at least 12 months).

     The shares of Series B Preferred Stock vote together with our Common Stock on all matters, with the holders of Series B Preferred Stock receiving a number of votes equal to the number of shares of Common Stock into which their shares can be converted (or could have been converted if the Series B Preferred Stock were convertible at the time).

     We may redeem all, but not less than all, the outstanding Series B Preferred Stock for $1,000 per share at any time when there no longer is any outstanding Series A Preferred Stock. Also, if at any time the holders of Series B Preferred Stock become entitled to dividends because we are in default under a loan agreement, we may redeem all, but not less than all, the Series B Preferred Stock by issuing to the holders three year 8% convertible subordinated notes in the principal amount per share of Series B Preferred Stock equal to $1,000 plus all accumulated or accrued but unpaid dividends.

                             LEGAL MATTERS

     Rogers & Wells LLP, New York, New York, has passed upon legal matters relating to the validity of the shares offered by this Prospectus and certain legal matters with respect to United States federal income tax considerations.


                                EXPERTS

     The consolidated financial statements, as of and for the year ended January 31, 1998, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm or, as experts in accounting and auditing in giving said report.

     The consolidated finaicial statements of the Company and its subsidiaries as of Feruary 1, 1997 and for the years ended February 1, 1997 and January
27, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               PART II.

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

       Registration Fee . . . . . . . . . . . . . . . . . .     $    4,310
       Printing and Engraving Expenses. . . . . . . . . . .        100,000
       Legal Fees and Expenses. . . . . . . . . . . . . . .        100,000
       Blue Sky Fees and Expenses . . . . . . . . . . . . .         10,000
       Accountant's Fees and Expenses . . . . . . . . . . .         30,000
       Miscellaneous. . . . . . . . . . . . . . . . . . . .         55,690
                                                                ----------
             Total. . . . . . . . . . . . . . . . . . . . .     $  300,000
                                                                ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's By-laws provide for indemnification of directors, officers, employees and agents, among other things, in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are directors, officers, employees or agents of the Company, if they acted in good faith and in a manner they believed to be in or not opposed to the best interests of the Company and, with respect to a criminal action or proceedings, if they had no reasonable cause to believe the action or proceedings, if they had no reasonable cause to believe the action was unlawful.

     Family  Bargain  Company  carries  directors'   and   officers'  liability
insurance that covers certain liabilities and expenses of the Company's directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS

  (a)      All   financial   statements,  schedules  and   historical financial
           information have been omitted as they are not applicable.

  (b)      Exhibits

  2.1 Plan and Agreement of Merger dated June 18, 1998 between Family Bargain Corporation and General Textiles, Inc.

  5.       Opinion of Rogers & Wells LLP*

  8        Opinion of Rogers & Wells LLP with respect to tax matters*

  10.1 Stock Purchase Agreement, dated as of August 29, 1995, among the Registrant, certain shareholders of Capin Mercantile Corporation and Sellers Agent ("F2U Sellers") (1-Exhibit 10.1)

  10.2 Amendment to Stock Purchase Agreement, dated November 10, 1995, between the Registrant and F2U Sellers (3-Exhibit 10.2)

  10.3(a)  Loan  and  Security  Agreement dated as of October  14, 1993,between
           General   Textiles   and  Greyhound  Financial  Capital  Corporation
           (1-Exhibit 10.15)

  10.3(b)  Amendment No. 1 to Loan  and  Security Agreement,  dated  as of July
           14,  between  General  Textiles  and   Greyhound  Financial  Capital
           Corporation (2-10.15(3))

  10.3(c) Amendment No. 5 to Loan and Security Agreement, dated April 18, between General Textiles and Finova Capital Corporation (4-10.15(b))

  10.3(d) Amendment No. 6 to Loan and Security Agreement, dated July 10, 1996, between General Textiles and Finova Capital Corporation (5-Exhibit 10.15(c))

  10.3(e) Amendment No. 7 to Loan and Security Agreement, dated December 31, 1996, between General Textiles and Finova Capital Corporation (5-Exhibit 10.15(d))

  10.3(f) Amendment No. 8 to Loan and Security Agreement, dated April 23, 1997, between General Textiles and Finova Capital Corporation (6-Exhibit 10.2(b))

  10.3(g)  Amendment No. 9 to  Loan  and  Security  Agreement,  dated  May  30,
           1997,   between  General  Textiles and  Finova  Capital  Corporation
           (6-Exhibit 10.1(b))

  10.3(h) Amendment No. 10 to Loan and Security Agreement, dated September 24, 1997, between General Textiles and Finova Capital Corporation (7-Exhibit 10.2)

  10.4(a)  Loan  and  Security  Agreement   dated  November  13,  1995  between
           Factory 2-U and Finova Capital Corporation (4-Exhibit 10.30(a))

  10.4(b) Amendment No. 1 to Loan and Security Agreement, dated April 18, 1996, between Factory 2-U, Inc. and Finova Capital Corporation (4-Exhibit 10.30(b))

  10.4(c) Amendment No. 2 to Loan and Security Agreement, dated April 22, 1996, between Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit 10.30(c))

  10.4(d)  Amendment No. 3 to  Loan  and  Security  Agreement,  dated  July 10,
           1996,  between  Factory 2-U, Inc. and  Finova  Capital   Corporation
           (5-Exhibit 10.30(d))

  10.4(e)  Amendment No.  4  to Loan and Security Agreement, dated December 31,
           1996, between Factory  2-U,  Inc. and  Finova  Capital   Corporation
           (5-Exhibit 10.30(e))

  10.4(f) Amendment No. 5 to Loan and Security Agreement, dated April 23, 1997, between Factory 2-U, Inc. and Finova Capital Corporation (6-Exhibit 10.1(a))

  10.4(g)  Amendment  No.  6  to  Loan  and  Security  Agreement, dated May 30,
           1997, between  Factory 2-U, Inc.  and   Finova  Capital  Corporation
           (6-Exhibit 10.1(b))

  10.4(h) Amendment No. 7 to Loan and Security Agreement, dated May 30, 1997, between Factory 2-U, Inc. and Finova Capital Corporation (7-Exhibit 10.1)

  10.4(i) Modifications to Loan and Security Agreement, dated August 28, 1997 between Finova Capital Corporation and both General Textiles and Factory 2-U (6-Exhibit 10.6)

  10.5(a) Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees, Intercreditor Agreement) dated as of April 23, 1997, between Family Bargain Corporation and Finova Capital Corporation (6-Exhibit 10.3(a))

  10.5(b) Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees, Intercreditor Agreement) dated as of September 24, 1997, between Family Bargain Corporation and Finova Capital Corporation (6-Exhibit 10.3(b))

  10.6 Subordinated Promissory Note ($6.35 MM), dated as of April 30, 1997 between General Textiles and Family Bargain Corporation (6-Exhibit 10.5)

  10.7 Subordination and Standstill Agreement (RE: $6.35 MM Debt), dated as of May 30, 1997, between Family Bargain Corporation and Finova Capital Corporation (6-Exhibit 10.4)

  10.8 Securities Purchase Agreement dated December 30, 1996 among Family Bargain Corporation, Three Cities Fund II, L.P., Three Cities Offshore II, C.V. and Terfin International Ltd. (5-Exhibit 2.4)

  10.9 Note Exchange Agreement dated April 27, 1998 among General Textiles, Family Bargain Corporation, American Endeavour Fund Limited and London Pacific Life & Annuity Company.

  10.10 Junior Subordinated Note Agreement dated April 30, 1998 among General Textiles, American Endeavour Fund Limited and London Pacific Life & Annuity Company.

  10.11 Subordinated Note Agreement dated April 30, 1998 among General Textiles, American Endeavour Fund Limited and London Pacific Life & Annuity Company.

  10.12    Form of Warrant dated April 30, 1998

  10.13 Registration Rights Agreement dated April 30, 1998 among Family Bargain Corporation, American Endeavour Fund Ltd. and London Pacific Life Annuity Company.

  10.14    Agreement dated July   , 1998 of Three  Cities  Fund  II L.P., Three
           Cities Offshore II C.V. and Quilvest American Equity Ltd. to exercise Rights and vote for merger.*

  11.1     Computation of per share earnings.

  13.1     Form 10-K for the year ended January 31, 1998.

  13.2     Form 10-K/A amending Form 10-K for the year ended January 31, 1998.

  13.3     Form 10-Q for the period ended May 2, 1998.

  23.      Consents

           (a)  Rogers & Wells LLP (counsel) -- included in Exhibit 5
           (b)  Arthur Andersen (accountants)
           (c)  KPMG Peat Marwick (accountants)

  24       Powers of Attorney -- on signature page.

_____
*  To be filed by amendment.

  (1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-77488 filed with the Commission on April 7, 1994.

  (2)      Incorporated  by  reference   to   General   Textiles'  Registration
           Statement on Form S-4, No. 33-92176 filed with the Commission on May 11, 1995.

  (3) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

  (4) Incorporated by reference to the Registrant's Form 10-K/A for fiscal year ended January 27, 1996.

  (5) Incorporated by reference to the Registrant's Form 10-K for fiscal year ended February 1, 1997.

  (6) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended August 2, 1997.

  (7) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended November 1, 1997.

ITEM 17.  UNDERTAKINGS

     (a)   As  to  documents  subsequently  filed  that  are  incorporated   by
reference:

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.

     (c)   As to the Rights offering:

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, any transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Dieo, State of California, on this day of July, 1998.


                                FAMILY BARGAIN CORPORATION


                                By: JAMES D. SOMERVILLE
                                    ---------------------------------------
                                    James D. Somerville
                                    Chairman of the Board

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Searles, Jonathan W. Spatz and
J. William Uhrig and each of them, as his or her true and lawful attorney-in-fact and agent, with sole power of substitution, to sign for him and in his or her name, in any and all capacities, all amendments (including post-effective amendments) to the Registration Statement to which this power of attorney is attached, and to file all such amendments and all exhibits to them and other documents to be filed in connection with them, with the Securities and Exchange Commission.



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities and on the date indicated.


                 NAME                          TITLE                             DATE
JAMES D. SOMERVILLE                  Chairman  of the Board                  July 7, 1998
_____________________________        (Principal Executive Officer)
James D. Somerville

JONATHAN W. SPATZ                    Executive Vice President                July 7, 1998
_____________________________        (Principal Financial and
Jonathan W. Spatz                    Accounting Officer)

_____________________________        Director                                July   , 1998
John J. Borer III

PETER V. HANDAL                      Director                                July 7, 1998
____________________________
Peter V. Handal

RONALD RASHKOW                       Director                                July  3, 1998
____________________________
Ronald Rashkow

MICHAEL SEARLES                      Director                                July 7, 1998
_____________________________
Michael Searles

J. WILLIAM UHRIG                     Director                                July 7, 1998
_____________________________
J. William Uhrig

H. WHITNEY WAGNER                    Director                                July 6, 1998
_____________________________
H. Whitney Wagner

THOMAS G. WELD                       Director                                July 7, 1998
_____________________________
Thomas G. Weld

                                 EXHIBIT INDEX

                                                                                                 SEQUENTIAL
   EXHIBIT                                                                                          PAGE
   NUMBER                               DESCRIPTION OF EXHIBIT                                     NUMBER
   2.1         Plan and Agreement of Merger  dated  June 18, 1998 between Family Bargain
               Corporation and General Textiles, Inc.

   5.          Opinion of Rogers & Wells LLP*

   8           Opinion of Rogers & Wells LLP with respect to tax matters*

   10.1        Stock Purchase Agreement, dated as of  August 29, 1995, among the
               Registrant, certain shareholders of Capin Mercantile Corporation and Sellers
               Agent ("F2U Sellers") (1-Exhibit 10.1)

   10.2        Amendment to Stock Purchase Agreement, dated November 10, 1995, between the Registrant and F2U Sellers (3-Exhibit 10.2)

   10.3(a)     Loan and Security Agreement dated as of October 14, 1993, between General
               Textiles and Greyhound Financial Capital Corporation  (1-Exhibit 10.15)

   10.3(b)     Amendment  No. 1 to Loan and Security Agreement, dated as of July 14, between General Textiles and Greyhound Financial Capital Corporation (2-
               10.15(3))

   10.3(c)     Amendment No. 5 to Loan and Security Agreement, dated  April 18, between
               General  Textiles  and  Finova  Capital Corporation (4-10.15(b))

   10.3(d)     Amendment  No. 6 to Loan and Security Agreement, dated  July 10, 1996, between General Textiles and Finova Capital Corporation (5-Exhibit 10.15(c))

   10.3(e)     Amendment No.  7  to  Loan and Security Agreement, dated December 31,
               1996, between General Textiles and Finova Capital Corporation (5-Exhibit
               10.15(d))

   10.3(f)     Amendment No. 8 to Loan  and  Security Agreement, dated April 23, 1997, between General Textiles and Finova Capital Corporation (6-Exhibit 10.2(b))

   10.3(g)     Amendment No. 9 to Loan and Security  Agreement,  dated  May 30, 1997, between General Textiles and Finova Capital Corporation (6-Exhibit 10.1(b))

   10.3(h)     Amendment  No. 10 to Loan and Security Agreement, dated September 24,
               1997, between General Textiles and Finova Capital Corporation (7-Exhibit
               10.2)

   10.4(a)     Loan and Security  Agreement  dated  November  13,  1995 between Factory 2-U and Finova Capital Corporation (10-Exhibit 10.30(a))

   10.4(b)     Amendment  No. 1 to Loan and Security Agreement, dated April 18, 1996, between  Factory  2-U,  Inc. and Finova Capital Corporation (10-Exhibit
               10.30(b))

   10.4(c)     Amendment No. 2 to Loan and Security  Agreement, dated April 22, 1996, between  Factory 2-U, Inc. and Finova Capital  Corporation (5-Exhibit
               10.30(c))

   10.4(d)     Amendment No. 3 to  Loan  and  Security Agreement, dated July 10, 1996, between Factory 2-U, Inc.  and  Finova  Capital Corporation (5-Exhibit
               10.30(d))

   10.4(e)     Amendment  No. 4 to Loan and Security Agreement,  dated December 31,
               1996, between Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit
               10.30(e))

   10.4(f)     Amendment No. 5 to Loan and Security Agreement,  dated  April 23, 1997, between  Factory  2-U, Inc. and Finova Capital Corporation (6-Exhibit 10.1(a))

   10.4(g)     Amendment No. 6 to Loan and  Security  Agreement,  dated  May 30, 1997, between  Factory  2-U, Inc. and Finova Capital Corporation (6-Exhibit 10.1(b))

   10.4(h)     Amendment No. 7 to Loan and  Security  Agreement,  dated  May 30, 1997, between  Factory  2-U, Inc. and Finova Capital Corporation (7-Exhibit 10.1)

   10.4(i)     Modifications to Loan and  Security  Agreement,  dated August 28, 1997 between Finova Capital Corporation and both General Textiles and Factory 2-
               U (6-Exhibit 10.6)

   10.5(a)     Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees,
               Intercreditor  Agreement)  dated  as  of April 23,  1997, between Family Bargain
               Corporation and Finova Capital Corporation (6-Exhibit 10.3(a))

   10.5(b)     Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees,
               Intercreditor Agreement) dated as of September  24,  1997, between Family
               Bargain Corporation and Finova Capital Corporation (6-Exhibit 10.3(b))

   10.5        Subordination and Standstill Agreement (RE: $6.35 MM Debt), dated as of
               May 30, 1997, between Family Bargain Corporation and Finova Capital
               Corporation (6-Exhibit 10.4)

   10.6        Subordinated  Promissory  Note  ($6.35 MM), dated as of April 30, 1997 between General Textiles and  Family Bargain Corporation (6-Exhibit 10.5)

   10.7        Subordination and Standstill Agreement  (Re:  $6.35 million debt) dated as of
               May 30, 1997, between Family Bargain Corporation and Finova Capital
               Corporation (6-Exhibit 10.4)

   10.8        Securities  Purchase  Agreement  dated  December  30, 1996 among Family
               Bargain  Corporation,  Three Cities Fund II, L.P.,  Three Cities Offshore II,
               C.V. and Terfin International Ltd. (5-Exhibit 2.4)

   10.9        Note  Exchange  Agreement  dated April  27,  1998  among General Textiles,
               Family Bargain Corporation,  American Endeavour  Fund Limited and London
               Pacific Life & Annuity Company.

   10.10       Junior Subordinated  Note  Agreement  dated  April 30, 1998 among General
               Textiles,  American  Endeavour Fund Limited  and London Pacific Life &
               Annuity Company.

   10.11       Subordinated Note Agreement dated  April  30,  1998 among General Textiles,
               American Endeavour Fund Limited and London Pacific Life & Annuity
               Company.

   10.12       Form of Warrant dated April 30, 1998

   10.13       Agreement dated July   , 1998 of Three Cities Fund II L.P., Three Cities
               Offshore  II  C.V. and Quilvest American Equity Ltd. to exercise Rights and vote for merger.*

   11.1        Computation of per share earnings.

   13.1        Form 10-K for the year ended January 31, 1998.

   13.2        Form 10-K/A amending Form  10-K  for  the  year ended January 31, 1998.

   13.3        Form 10-Q for the period ended May 2, 1998.

   23.         Consents

       (a)     Rogers & Wells LLP (counsel) -- included in Exhibit 5
       (b)     Arthur Andersen (accountants)
       (c)     KPMG Peat Marwick (accountants)

   24          Powers of Attorney -- on signature page.

---------
*  To be filed by amendment.

   (8)         Incorporated by reference to the Registrant's  Registration  Statement on
               Form  S-1,  No.  33-77488  filed  with  the Commission on April 7, 1994.

   (9)         Incorporated by reference to General Textiles' Registration Statement on Form  S-4,  No.  33-92176  filed  with  the Commission on May 11,
               1995.

   (10) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

   (11)        Incorporated by reference to  the  Registrant's Form 10-K/A for fiscal year ended January 27, 1996.

   (12)        Incorporated by reference to the Registrant's Form 10-K for fiscal year ended February 1, 1997.

   (13) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended August 2, 1997 (2nd Quarter).

   (14) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended November 1, 1997 (3rd Quarter).